Exhibit 99.2

TURQUOISE HILL RESOURCES LTD.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In respect of the Annual General Meeting of shareholders of Turquoise Hill Resources Ltd. (the “Corporation”) held May 3, 2016 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

Election of Directors – Seven nominees were set forth in the Corporation’s Management Proxy Circular, dated March 15, 2016.

According to votes received, each of the following seven nominees proposed by management was elected as a director of the Corporation until the next annual shareholder meeting, or until such person’s successor is elected or appointed, with the following results:

	For	Withheld	% of Votes Cast For (rounded)

Rowena Albones	1,749,149,268	25,627,988	98.56

Jill Gardiner	1,771,072,446	3,704,810	99.79

James W. Gill	1,771,183,867	3,593,389	99.80

R. Peter Gillin	1,752,285,511	22,491,745	98.73

Russel C. Robertson	1,771,003,812	3,773,444	99.79

Craig Stegman	1,769,669,052	5,108,204	99.71

Jeff Tygesen	1,769,616,342	5,160,914	99.71

Appointment of Auditors – According to votes received by the scrutineer, the Chair declared that the shareholders approved the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

	For	Withheld	% of Votes Cast For (rounded)
Total Votes	1,849,377,452	2,587,772	99.86

Non-binding Advisory Vote on the Corporation’s Approach to Executive Compensation – According to votes received by the scrutineer, the Chair declared that the shareholders approved the non-binding advisory vote to accept the approach to executive compensation disclosed in the information circular.

	For	Against	% of Votes Cast For (rounded)
Total Votes	1,569,164,656	205,612,600	88.41

Dated at Vancouver, British Columbia this 4th day of May, 2016.

By:	“Dustin S. Isaacs”
Dustin S. Isaacs General Counsel and Corporate Secretary